                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                SCHEDULE 14D-1/A

                               (AMENDMENT NO. 20)
              TENDER OFFER STATEMENT PURSUANT TO SECTION 14(d)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                      and
                                  Statement on
                                  SCHEDULE 13D
                               (Amendment No. 1)
                   Under the Securities Exchange Act of 1934


                                 LucasVarity plc
                            (Name of Subject Company)

                                TRW Automotive UK
                                    TRW Inc.
                                    (Bidders)

                  Ordinary Shares of 25 pence each and American
            Depositary Shares, each representing ten Ordinary Shares
                  and evidenced by American Depositary Receipts
                         (Title of Class of Securities)

                           G 56955100 (Ordinary Shares)
                      549395101 (American Depositary Shares)
                      (Cusip Number of Class of Securities)

                            William B. Lawrence, Esq.
             Executive Vice President, General Counsel and Secretary
                                    TRW Inc.
                               1900 Richmond Road
                              Cleveland, Ohio 44124
                                 (216) 291-7230
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                    and Communications on Behalf of Bidders)
                                    Copy to:
                            Robert A. Profusek, Esq.
                           Jones, Day, Reavis & Pogue
                              599 Lexington Avenue
                            New York, New York 10022
                                 (212) 326-3800

CUSIP NO. G 56955100 (ORDINARY SHARES)
CUSIP NO. 549395101    (AMERICAN DEPOSITARY SHARES)

1)   NAMES OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

     TRW Automotive UK

2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

     (a) [  ]
     (b) [  ]

3)   SEC USE ONLY


4)   SOURCE OF FUNDS

     AF

5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEM 2(e) OR 2(f) [ ]


6)   CITIZENSHIP OR PLACE OF ORGANIZATION

     England and Wales

7)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     1,263,092,238 (Ordinary Shares, including Ordinary Shares represented by American Depositary Shares)

8)   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES [    ]


9)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)
     Approximately 89.42% of the Ordinary Shares (including Ordinary Shares represented by American Depositary Shares) issued and outstanding as of March 25, 1999.*

10)  TYPE OF REPORTING PERSON

     CO

CUSIP NO. G 56955100  (ORDINARY SHARES)
CUSIP NO. 549395101 (AMERICAN DEPOSITARY SHARES)

1)   NAMES OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

     TRW Inc.
     I.R.S. No. 34-0575430

2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

     (a) [  ]
     (b) [  ]

3)   SEC USE ONLY


4)   SOURCE OF FUNDS

     BK, 00

5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) OR 2(f) [ ]


6)   CITIZENSHIP OR PLACE OF ORGANIZATION

     Ohio

7)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     1,263,092,238 (Ordinary Shares, including Ordinary Shares represented by American Depositary Shares)

8)   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES [    ]


9)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)
     Approximately 89.42% of the Ordinary Shares (including Ordinary Shares represented by American Depositary Shares) issued and outstanding as of March 25, 1999.*

10)  TYPE OF REPORTING PERSON

     CO
________________________

* Based on 1,412,606,330 Ordinary Shares (including Ordinary Shares represented by American Depositary Shares) issued and outstanding as of March 25, 1999 (which excludes all LucasVarity Securities which could be issued upon exercise in full of options granted under LucasVarity Share Option Schemes).

This Amendment No. 20 amends and supplements the Tender Offer Statement on
Schedule 14D-1 initially filed on February 5, 1999 (as amended, the "Schedule 14D-1") by TRW Inc., an Ohio corporation ("TRW"), and TRW Automotive UK, a private unlimited company registered in England and Wales, with the Securities and Exchange Commission in respect of the tender offer for all the outstanding
(i) ordinary shares of 25 pence each of LucasVarity plc and (ii) American Depositary Shares of LucasVarity, each representing ten LucasVarity Shares and evidenced by American Depositary Receipts, upon the terms and subject to the conditions set forth in the Offer To Purchase, dated February 6, 1999, the related Letter of Transmittal and the related Form of Acceptance, Authority and Election Relating to the Offer. Unless otherwise defined herein, all capitalized terms used herein shall have the respective meanings given such terms in the
Schedule 14D-1. This Amendment No. 20 to the Schedule 14D-1 also constitutes Amendment No. 1 to the Schedule 13D of TRW with respect to LucasVarity Securities filed with the Commission on March 10, 1999.


Item 6.   Interest in Securities of the Subject Company.

Items 6(a) and 6(b) are hereby amended and supplemented by incorporation by reference of the following information:


On March 25, 1999, TRW issued a press release which announces, among other things, that all remaining conditions to its Offer for LucasVarity have now been satisfied or, where permitted, waived; and, accordingly, the Offer has been declared unconditional in all respects.

TRW further announced that TRW Automotive UK had received valid acceptances of the Offer or had acquired or agreed to acquire through open market purchase 1,263,092,238 LucasVarity shares (including shares represented by LucasVarity
ADSs), representing in aggregate 89.42 percent of LucasVarity's issued share capital. Included in these amounts are 1,852,100 LucasVarity shares, representing 0.13 percent of LucasVarity's issued share capital, held by directors of LucasVarity who entered into irrevocable undertakings to accept the offer, which TRW Automotive UK agreed during the Offer period to acquire.

Item 10.  Additional Information.

Item 10(f) is hereby amended and supplemented by incorporation by reference of the following information:

On March 25, 1999, TRW issued a press release which announced, among other things, that all remaining conditions to its Offer for LucasVarity have now been satisfied or, where permitted, waived and accordingly, the Offer has been declared unconditional in all respects.

TRW also announced that the Offer will remain open for acceptance until further notice. At least 14 calendar days' notice will be given before the Offer is closed. Assuming that it receives sufficient acceptances of the offer, TRW intends to apply the provisions of sections 428 and 430F of the Companies Act 1985 to acquire compulsorily the outstanding LucasVarity shares not purchased in the Offer. A copy of the press release is filed as Exhibit (a)(20) to this Amendment No. 20 and is incorporated by reference herein.

Item 11.  Material to be filed as Exhibits.

Item 11 is hereby amended and supplemented by the addition of the following exhibit thereto:

          (a)(20) Text of press release of TRW, dated March 25, 1999.


                                 EXHIBIT INDEX

          (a)(20) Text of press release of TRW, dated March 25, 1999.

                                   SIGNATURES

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                          TRW INC.


                                          By: /s/ William B. Lawrence
                                              ---------------------------------
                                              William B. Lawrence
                                              Executive Vice President, General
                                              Counsel and Secretary


                                          TRW AUTOMOTIVE UK


                                          By: /s/ William B. Lawrence
                                              ---------------------------------
                                              William B. Lawrence
                                              Secretary


Date: March 25, 1999